[GOODRICH LETTERHEAD]
August 8, 2006
By Facsimile: (202) 772-9220
Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 7010
Washington, D.C. 20549
Attention: Donna Levy

Re:	ACCELERATION REQUEST
Goodrich Petroleum Corporation (the “Registrant”) (File No. 333-133431)
Registration Statement on Form S-3 originally filed April 20, 2006, as amended on July 6, 2006 and July 28, 2006
Dear Ms. Levy:
     In accordance with Rule 461 of the general rules and regulations under the Securities Act of 1933, as amended, the Registrant hereby requests that the effective date for the registration statement referred to above be accelerated to 3:00 p.m., Eastern Time, on Wednesday, August 9, 2006, or as soon thereafter as practicable.
     The Registrant hereby acknowledges that the disclosure in the filing is the responsibility of the Registrant and its management. The Registrant further acknowledges that (i) should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing, (ii) the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and (iii) the Registrant may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
     If you have any questions regarding this request for acceleration, please contact Jim Prince ((713) 758-3710) of Vinson & Elkins L.L.P., the Registrant’s outside counsel. Thank you for your prompt attention to this matter.

Very truly yours, GOODRICH PETROLEUM CORPORATION
By:	/s/ David R. Looney
	Name:	David R. Looney
	Title:	Executive Vice President and Chief Financial Officer

cc:	Stephen M. Gill Vinson & Elkins L.L.P. Cheryl Hogan Vinson & Elkins L.L.P.